

## Entity Profile Information

Viewed on July 08, 2025

NFA ID 0244282 SOCIETE GENERALE S A

## Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | **ALSO SEE NFA ID 0303496** | |
| | SWAP DEALER REGISTERED | 08/15/2023 |
| | NFA MEMBER APPROVED | 05/09/2013 |
| | | |
| | NFA ID 0344862 **SG AMERICAS SECURITIES LLC** | |
| | PRINCIPAL APPROVED | 08/16/2010 |

## Status History Information

| Status | Effective Date |
|---|---|
| **ALSO SEE NFA ID 0303496** | |
| SWAP DEALER REGISTERED | 08/15/2023 |
| NFA MEMBER APPROVED | 05/09/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| NFA MEMBER PENDING | 12/18/2012 |
| SWAP DEALER PENDING | 12/18/2012 |
| | |
| NFA ID 0284126 **BAREP ASSET MANAGEMENT SA** | |
| PRINCIPAL ENDED WITH BANQUE DE REESCOMPTE AT DE PLACEMENT | 10/23/2001 |
| PRINCIPAL ENDED WITH SOCIETE GENERALE ASSET MANAGEMENT | 05/31/2001 |
| PRINCIPAL COMPLETE WITH SOCIETE GENERALE ASSET MANAGEMENT | 09/23/1998 |
| PRINCIPAL COMPLETE WITH BANQUE DE REESCOMPTE AT DE PLACEMENT | 09/23/1998 |
| | |
| NFA ID 0243517 **BAREP ASSET MANAGEMENT USA INC** | |
| PRINCIPAL ENDED WITH NEWEDGE GROUP | 10/23/2001 |
| PRINCIPAL COMPLETE WITH NEWEDGE GROUP | 10/08/1992 |

PRINCIPAL ADDED WITH NEWEDGE GROUP 09/30/1992

NFA ID 0002905 **COWEN AND COMPANY LLC**

PRINCIPAL WITHDRAWN 04/01/2003

PRINCIPAL APPROVED 09/08/1999

NFA ID 0338032 **LYXOR ASSET MANAGEMENT SAS**

PRINCIPAL WITHDRAWN 01/13/2022

PRINCIPAL APPROVED 10/04/2012

PRINCIPAL PENDING 09/27/2012

NFA ID 0221520 **NEWEDGE USA LLC**

PRINCIPAL WITHDRAWN 01/02/2015

PRINCIPAL APPROVED 11/24/2014

PRINCIPAL PENDING 11/21/2014

NFA ID 0344862 **SG AMERICAS SECURITIES LLC**

PRINCIPAL APPROVED 08/16/2010

PRINCIPAL PENDING 08/12/2010

NFA ID 0434505 **SOCIETE GENERALE INTERNATIONAL LIMITED**

PRINCIPAL WITHDRAWN 10/16/2022

PRINCIPAL APPROVED 02/24/2016

PRINCIPAL PENDING 02/24/2016

NFA ID 0305014 **SOCIETE GENERALE NEW YORK BRANCH**

PRINCIPAL WITHDRAWN 01/22/2015

PRINCIPAL APPROVED 11/21/2000

PRINCIPAL PENDING 10/02/2000

## Outstanding Requirements

Annual Due Date: 6/1/2026

FIRM DISCIPLINARY INFORMATION IN REVIEW

## Disciplined Employee Summary



## Business Information

| | |
|---|---|
| Name | SOCIETE GENERALE S A |
| Form of Organization | CORPORATION |
| Country | FRANCE |
| | |
| Federal EIN | 521128875 |

**Business Address**

| | |
|---|---|
| Street Address 1 | 17 COURS VALMY |
| City | PARIS LA DÉFENSE |
| Zip/Postal Code | 92987 CEDEX |
| Country | FRANCE |
| | |
| Phone Number | +12122787720 |
| Fax Number | Not provided |
| | |
| Email | CPLE-SWAPDEALER-WORLD@SGCIB.COM |
| | |
| Website/URL | HTTPS://WHOLESALE.BANKING.SOCIETEGENERALE.COM/ |
| | |
| CRD/IARD ID | Not provided |



## Other Names

SG ENERGY IN DECOMMISSION MODE

DBA             NOT IN USE


SG OR SOC GEN

DBA             NOT IN USE


SGCIB SG CORPORATE & INVESTMENT BANK

DBA             NOT IN USE


SGSS SG SECURITIES SERVICES

DBA             NOT IN USE


SOCGEN

DBA             IN USE



## Location of Business Records

Viewed on July 08, 2025

NFA ID 0244282 SOCIETE GENERALE S A

| | |
|---|---|
| Street Address 1 | PLEASE SEE ADDENDUM |
| Street Address 2 | 17 COURS VALMY |
| City | PARIS LA DEFENSE |
| Zip/Postal Code | 92987 CEDEX |
| Country | FRANCE |



# U.S. Address for the Production of Business Records

NFA ID 0244282 SOCIETE GENERALE S A

| | |
|---|---|
| Office Of | SOCIETE GENERALE NEW YORK BRANCH |
| Street Address 1 | 245 PARK AVENUE |
| City | NEW YORK |
| State | NEW YORK |
| Zip/Postal Code | 10167 |



# Principal Information

## Individual Information

| | |
|---|---|
| NFA ID | 0568105 |
| Name | ALVEAR TRENOR, LEOPOLDO MIGUEL |
| TItle(s) | CHIEF FINANCIAL OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 01-16-2025 |

| | |
|---|---|
| NFA ID | 0571551 |
| Name | ARNOLD, INGRID HELEN |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-27-2025 |

| | |
|---|---|
| NFA ID | 0468636 |
| Name | BINI SMAGHI, LORENZO |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 08-31-2016 |

| | |
|---|---|
| NFA ID | 0519751 |
| Name | CONNELLY, WILLIAM LEON ALFRED |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-29-2019 |

| | |
|---|---|
| NFA ID | 0520793 |
| Name | CONTAMINE, JEROME MARIE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-29-2019 |

| | |
|---|---|
| NFA ID | 0520775 |
| Name | COTE, DIANE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-29-2019 |

| | |
|---|---|
| NFA ID | 0557520 |
| Name | DE RUFFRAY, BENOIT MARIE ROBERT |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 08-22-2023 |

| | |
|---|---|
| NFA ID | 0557768 |
| Name | EKMAN, ULRIKA MARIA MAGARETA |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 09-15-2023 |

| | |
|---|---|
| NFA ID | 0532453 |
| Name | FLEURY, ALEXANDRE DARIUS |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-05-2021 |

| | |
|---|---|
| NFA ID | 0458739 |
| Name | FREITAS DE OLIVEIRA, FRANCISCO |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 02-10-2025 |

| | |
|---|---|
| NFA ID | 0457015 |
| Name | HOUSSAYE, FRANCE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |

| | |
|---|---|
| Effective Date | 07-15-2013 |
| | |
| NFA ID | 0571548 |
| Name | KLEIN, OLIVIER JEAN |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-26-2025 |
| | |
| NFA ID | 0493911 |
| Name | KRUPA, SLAWOMIR |
| TItle(s) | CHIEF EXECUTIVE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-27-2021 |
| | |
| NFA ID | 0537036 |
| Name | LANDON, STEPHANE |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 03-29-2021 |
| | |
| NFA ID | 0497529 |
| Name | LATTUADA, CHRISTOPHE BERNARD |
| TItle(s) | HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 03-24-2022 |
| | |
| NFA ID | 0531188 |
| Name | MESSEMER, ANNETTE HILDEGARD |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 07-01-2020 |
| | |
| NFA ID | 0504872 |
| Name | MUSTAPHA, HATEM |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |

| | |
|---|---|
| Status | APPROVED |
| Effective Date | 06-08-2023 |

| | |
|---|---|
| NFA ID | 0543268 |
| Name | POUPART LAFARGE, HENRI |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 01-04-2022 |

| | |
|---|---|
| NFA ID | 0543230 |
| Name | PRAUD, JOHAN AMAURY |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-14-2021 |

| | |
|---|---|
| NFA ID | 0536723 |
| Name | SIMON BARBOUX, GREGOIRE |
| TItle(s) | CHIEF COMPLIANCE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 02-10-2021 |

| | |
|---|---|
| NFA ID | 0559684 |
| Name | VOIMENT, ALAIN ARNAUD |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 12-05-2023 |

| | |
|---|---|
| NFA ID | 0543267 |
| Name | WETTER, SEBASTIEN MICHEL JACQUES MARIE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-14-2021 |

Holding Company Information

Not provided



## Principal Name and Financial Interest

Viewed on July 08, 2025

NFA ID 0244282 SOCIETE GENERALE S A



## Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

| Country | Regulator Name |
| --- | --- |
| AUSTRALIA | AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY |
| AUSTRALIA | AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC) |
| AUSTRIA | FINANCIAL MARKET AUTHORITY |
| BELGIUM | NATIONAL BANK OF BELGIUM |
| FRANCE | AUTORITÉ DES MARCHÉS FINANCIERS (AMF) |
| TURKEY | BANKING REGULATION AND SUPERVISION AGENCY OF TURKEY |
| TAIWAN (CHINESE TAIPEI) | BANKING BUREAU |
| FRANCE | AUTORITE DE CONTROLE PRUDENTIEL ET DE RESOLUTION (ACPR) |
| GERMANY | BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN) |
| HONG KONG | SECURITIES & FUTURES COMMISSION |
| HONG KONG | HONG KONG MONETARY AUTHORITY |
| INDIA | RESERVE BANK OF INDIA |
| IRELAND | CENTRAL BANK OF IRELAND |
| ITALY | COMMISSIONE NAZIONALE PER LE SOCIETA E LA BORSA (CONSOB) |
| ITALY | BANK OF ITALY |
| JAPAN | FINANCIAL SERVICES AGENCY |
| NETHERLANDS | DUTCH CENTRAL BANK |
| POLAND | POLISH FINANCIAL SUPERVISION AUTHORITY |
| REPUBLIC OF KOREA | BANK OF KOREA |
| SINGAPORE | MONETARY AUTHORITY OF SINGAPORE |
| SPAIN | COMISIÓN NACIONAL DEL MERCADO DE VALORES (CNMV) |
| SWEDEN | THE SWEDISH FINANCIAL SUPERVISORY AUTHORITY |

| | |
|---|---|
| SWITZERLAND | SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA) |
| TAIWAN (CHINESE TAIPEI) | FINANCIAL SUPERVISORY COMMISSION |
| TURKEY | CAPITAL MARKETS BOARD |
| UNITED ARAB EMIRATES | DUBAI FINANCIAL SERVICES AUTHORITY |
| UNITED KINGDOM | FINANCIAL CONDUCT AUTHORITY (FCA) |
| UNITED KINGDOM | PRUDENTIAL REGULATION AUTHORITY (PRA) |



## Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



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## Disciplinary Information - Criminal Disclosure Matter Summary

**NFA ID**  |  0244282  |  🔍  |  SOCIETE GENERALE S A

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

**➕ Add DMP**

❓ **Archived Criminal Disclosure Matter Summary (4 DMPs)**     ⌄



## Disciplinary Information - Regulatory Disclosures

Viewed on July 08, 2025

NFA ID 0244282 SOCIETE GENERALE S A

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



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## Disciplinary Information - Regulatory Disclosure Matter Summary

**NFA ID**   0244282   🔍   SOCIETE GENERALE S A

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

 Add DMP

## Current Regulatory Disclosure Matter Summary (5 DMPs)

100 entries per page

Search:

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| E | 20854 | 04/11/2025 | FINANCIAL SERVICES COMMISSION (FSC) (KOREA) 2025-69 | FINAL | 3/2025 | | |
| E | 14717 | 06/10/2024 | U.S. ATORNEY'S OFFICE OF THE SOUTHERN DISTRICT OF NEW YORK NA | FINAL | 11/2018 | 12/19/2018 | |
| E | 17857 | 10/25/2021 | AUTORITE DES MARCHES FINANCIERS (AMF) TRA-2017-09 | FINAL | 4/2017 | | |
| E | 17855 | 10/25/2021 | AUTORITE DES MARCHES FINANCIERS (AMF) SAN-2016-01 | FINAL | 1/2016 | | |
| | 14720 | 12/18/2012 | SEE ADDENDUM | | | | |

## Archived Regulatory Disclosure Matter Summary

There are currently no archived DMPs.



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# Disciplinary Information - Firm Regulatory Disclosure Matter Page

**NFA ID 0244282 - SOCIETE GENERALE S A**

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions



☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

## Regulatory Case Information

### REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:          NON-U.S. REGULATOR    Name of Regulatory Body:   FINANCIAL SERVICES COMMISSION (FSC)(KOREA)

### CASE INFORMATION

❓ Case Number: 2025-69                    ❓ Case Status: FINAL

❓ Date Resolved:MARCH 2025

❓ Were any of the following sanctions imposed?:          Other:   ADMINISTRATIVE PENALTY

## Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

The FSC issued a final notice of penalty against Societe Generale, finding that between October 12, 2021 and December 23, 2022, Societe Generale violated short sell regulations under Article 180, Paragraph 1, Item 1 of the Financial Investment Services and Capital Markets Act, Article 429-3, Paragraph 1 of the same Act, Article 379, Paragraph 2 of the Enforcement Decree of the same Act, Article 25, Paragraph 3, and Appendix 2 of the Capital Market Investigation Business Regulations, by submitting a short sell order for 27,784 shares in three stocks without owning or covering the shares. Societe Generale was fined KRW 758,500,000(approximately $520,000).

## Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

All entries per page

Search:

❮ Back to Summary



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# Disciplinary Information - Firm Regulatory Disclosure Matter Page

### NFA ID 0244282 - SOCIETE GENERALE S A

All the DMP section data has been loaded.

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

**Disclosure Questions**

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions



☐ D  ☑ E  ☐ F  ☐ G  ☐ H  ☐ I

## Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:　　　　　STATE AGENCY　Name of Regulatory Body:　U.S. ATORNEY'S OFFICE OF THE SOUTHERN DISTRICT OF NEW YORK

CASE INFORMATION

❓ Case Number: NA　　　　　　　　　　　❓ Case Status: FINAL

❓ Date Resolved:NOVEMBER 2018

❓ Were any of the following sanctions imposed?:　　　Other:　SETTLEMENT

## Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

In November 2018, Société Générale entered into agreements with certain U.S. law enforcement and regulatory agencies (the "U.S. Agencies") to resolve the U.S. Agencies' investigations regarding the Bank's historical compliance with U.S. economic sanctions laws and regulations (the
"November 2018 Settlements"). The U.S. Agencies comprise the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), the U.S. Attorney's Office of the Southern District of New York ("SDNY"), the New York County District Attorney's Office ("DANY"), the Board of
Governors of the Federal Reserve System and the Federal Reserve Bank of New York (together, the "Federal Reserve"), and the New York State Department of Financial Services ("NYDFS"). Under the terms of the November 2018 Agreements, SG agreed to pay penalties totaling approximately $1.34 billion (€1.2 billion) to the U.S. Agencies.

## Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

All    entries per page        Search:

| Description | Uploaded File |
| --- | --- |
| DPA DESCRIPTION | upload.pdf |

❮ Back to Summary



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# Disciplinary Information - Firm Regulatory Disclosure Matter Page

**NFA ID 0244282 - SOCIETE GENERALE S A**

All the DMP section data has been loaded.

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions



☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

## Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by: NON-U.S. REGULATOR Name of Regulatory Body: AUTORITE DES MARCHES FINANCIERS (AMF)

CASE INFORMATION

Case Number: TRA-2017-09 Case Status: FINAL

Date Resolved:APRIL 2017

Were any of the following sanctions imposed?: Other: CEASE AND DESIST AND CIVIL MONETARY PAYMENT

## Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

In the Matter of SG SA, TRA-2017-09 (April 5 2017): SOCIETE GENERALE entered into a settlement agreement with the The French Autorité des Marchés Financiers ("AMF") following a March 2015 audit related to SG's independent research and financial analysis activities dated March 2015. The AMF alleged, with respect to a limited number of samples tested, that SG:
(i) Failed to include, certain required information in its research notes or that the latter contained erroneous statements, non-factual statements and were not systematically reviewed by Compliance in violation of AMF articles 313-27, 315-1, 315-3, 315-5, 315-6 and 315-7
(ii) Failed to implement a supervision framework, procedure and controls to mitigate non-compliance risks with the AMF regulation on the topic in violation of AMF articles 313-1, 313-2 and 313-3
(iii) Failed to adequately manage confidential information in the context of its investment research activity in violation of AMF articles 313-2 and 315-16.
A. Who was involved: AMF Commission
B. When it occurred: March 20, 2015
C. What the allegations were: See above
D. Final determination, if any: monetary payment of 450.000 euros
E. Date of the determination: April 5, 2017
F. Summary of the circumstances: See above, this disclose item relates to Question E on the Form 7-R

## Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to

registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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| Description | Uploaded File |
| --- | --- |
| TRA-2017-09 - ACCORD DE COMPOSITION ADMINISTRATIVE CONCLU LE 5 AVRIL 2017 AVEC LA SOCIETE GENERALE | TRA201709 Accord de composition administrative conclu le 5 avril 2017 avec la Societe Generale.pdf |

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## NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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**Disclosure Questions**

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:      ☰ Show Questions

☐ D      ☑ E      ☐ F      ☐ G      ☐ H      ☐ I

## Regulatory Case Information

### REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:　　　　NON-U.S. REGULATOR　Name of Regulatory Body:　AUTORITE DES MARCHES FINANCIERS (AMF)

### CASE INFORMATION

❓ Case Number: SAN-2016-01　　　　　　❓ Case Status: FINAL

❓ Date Resolved:JANUARY 2016

❓ Were any of the following sanctions imposed?:　　　Other:　CEASE AND DESIST AND CIVIL MONETARY PENALTY

## Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

In the Matter of SG SA, SAN-2016-01 (January 11, 2016): The French Autorité des Marchés Financiers ("AMF") Sanction Commission alleged that, from January 1, 2008 through June 30, 2010, SG
(i) failed to, directly or through its external provider, report to the AMF or other European regulators at least 61 million transactions and misreported to the AMF and others European regulators a number of transactions details, in violation of the French monetary code (articles L. 533-9 and L. 621-7-1) as well as AMF regulations and
(ii) failed to implement an adequate supervision framework for its delegated reporting in violation of the French monetary code (L. 533-10 and L. 313-1 to 313-3) and AMF regulations. The AMF Commission on Sanction ordered, in a decision issued on January 11, 2016, SG to pay a monetary fine of 2.000.000 euros for a breach of its transaction reporting obligations to the regulators under the MIF regulation as transposed in French law. The decision is published on the AMF website.

A. Who was involved: AMF Sanction Commission
B. When it occurred: 1st November 2007 through 30 June 2010
C. What the allegations were: under-reporting of transactions, misreporting of transaction details and lack of supervision of third-party provider for delegated reporting.
D. Final determination, if any: monetary penalty of 2 million euros.
E. Date of the determination: January 11, 2016

## Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

| All | entries per page | Search: |
| --- | --- | --- |

| Description | Uploaded File |
| --- | --- |
| SAN-2016-01-DECISION-DE-LA-COMMISSION-DES-SANCTIONS-DU-11-JANVIER-2016 | san201601decisiondelacommissiondessanctionsdu11janvier2016.pdf |

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## Disciplinary Information - Firm Regulatory Disclosure Matter Page

### NFA ID 0244282 - SOCIETE GENERALE S A

All the DMP section data has been loaded.

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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**Disclosure Questions**

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:   Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

## Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

Case Number: Case Status:

Were any of the following sanctions imposed?:

## Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE INFORMATION RESPONSIVE TO QUESTIONS D, E AND G ("DISCIPLINARY INFORMATION - REGULATORY DISCLOSURES") ON PAGE 20 OF SG'S FORM 7-R HAS BEEN SUBMITTED BY THE APPLICANT IN A SEPARATE ADDENDUM, WHICH HAS BEEN SENT VIA E-MAIL TO NFA.FUTURES.ORG. DUE TO THE APPLICANT'S LENGTHY EXISTENCE (IN ITS ORIGINAL FORM, THE APPLICANT WAS FORMED IN 1864), THE APPLICANT HAS NOT PROVIDED RESPONSES TO ANY QUESTIONS IN THIS APPLICATION, INCLUDING QUESTIONS D, E AND G, WITH RESPECT TO EVENTS OCCURRING PRIOR TO 2007 (OTHER THAN AS OTHERWISE INDICATED). IN ADDITION, DUE TO THE APPLICANT'S GLOBAL SCOPE AND LARGE SIZE, THE APPLICANT ALSO HAS ONLY DISCLOSED MATTERS THAT HAVE PREVIOUSLY BEEN DISCLOSED PUBLICLY BY (OR ABOUT) THE APPLICANT EITHER IN ITS 2012 REGISTRATION DOCUMENT ("DOCUMENT DE RÉFÉRENCE," FILED WITH THE AUTORITÉ DES MARCHÉS FINANCIERS ("AMF") ON MARCH 2, 2012), SINCE THE DATE OF SUCH FILING OR OTHERWISE. MOREOVER, APPLICANTS ANSWERS TO QUESTIONS IN THIS APPLICATION, INCLUDING QUESTIONS D, E AND G, ONLY RELATE TO ACTIVITIES THAT OCCURRED IN SOCIETE GENERALE ITSELF AND NOT IN ITS SUBSIDIARIES OR AFFILIATES.

## Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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## Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes



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## Disciplinary Information - Financial Disclosure Matter Summary

**NFA ID**    0244282        SOCIETE GENERALE S A

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

**+ Add DMP**

### Current Financial Disclosure Matter Summary (1 DMP)

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 100 | entries per page | | | | | Search: | |

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 14721 | 12/18/2012 | SEE ADDENDUM | | | | |

### ❓ Archived Financial Disclosure Matter Summary ⌃

There are currently no archived DMPs.



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**Disclosure Question**

**Completing this section does not update the answer to the Financial Disclosure question. To update the Financial Disclosure question, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question you are disclosing the financial matter under:  Show Question

☐ J

### Case Information

BANKRUPTCY CASE INFORMATION

United States Bankruptcy Court (USBC) location where the related bankruptcy case was filed:

Case Number:

ADVERSARY CASE INFORMATION

Court where the adversary action was filed:

Court Location:

Case Number of Adversary Action:

Adversary Action Status:

### Comments

Use this field to provide a summary of the circumstances leading to the adversary action as well as status/disposition details.

THE INFORMATION RESPONSIVE TO QUESTION J ("DISCIPLINARY INFORMATION -FINANCIAL DISCLOSURES") ON PAGE 20 OF SG'S FORM 7-R HAS BEEN SUBMITTED BY THE APPLICANT IN A SEPARATE ADDENDUM, WHICH HAS BEEN SENT VIA E-MAIL TO NFA.FUTURES.ORG. DUE TO THE APPLICANT'S LENGTHY EXISTENCE (IN ITS ORIGINAL FORM, THE APPLICANT WAS FORMED IN 1864), THE APPLICANT HAS NOT PROVIDED RESPONSES TO ANY QUESTIONS IN THIS APPLICATION, INCLUDING QUESTION J, WITH RESPECT TO EVENTS OCCURRING PRIOR TO 2007 (OTHER THAN AS OTHERWISE INDICATED). IN ADDITION, DUE TO THE APPLICANT'S GLOBAL SCOPE AND LARGE SIZE, THE APPLICANT HAS ASSUMED A MATERIALITY THRESHOLD FOR PROVIDING ANSWERS TO THIS INCLUDING QUESTION J OF $30 MILLION. THE APPLICANT ALSO HAS ONLY DISCLOSED MATTERS THAT HAVE PREVIOUSLY BEEN DISCLOSED PUBLICLY BY (OR ABOUT) THE APPLICANT EITHER IN ITS 2012 REGISTRATION DOCUMENT ("DOCUMENT DE RÉFÉRENCE," FILED WITH THE AUTORITÉ DES MARCHÉS FINANCIERS ("AMF") ON MARCH 2, 2012), SINCE THE DATE OF SUCH FILING OR OTHERWISE. MOREOVER, APPLICANT'S ANSWERS TO QUESTIONS IN THIS APPLICATION, INCLUDING QUESTION J, ONLY RELATE TO ACTIVITIES THAT OCCURRED IN SOCIETE GENERALE ITSELF AND NOT IN ITS SUBSIDIARIES OR AFFILIATES.

### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes the complaint and the final disposition for each adversary action.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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## Registration Contact Information

| | |
|---|---|
| First Name | JOHN |
| Last Name | NICHOLAS |
| Title | COMPLIANCE OFFICER |
| Street Address 1 | 245 PARK AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10167 |
| Country | UNITED STATES |
| Phone | +12122787720 |
| Email | JOHN.NICHOLAS@SGCIB.COM |



## Enforcement/Compliance Communication Contact Information

Viewed on July 08, 2025

NFA ID 0244282 SOCIETE GENERALE S A

| | |
|---|---|
| First Name | JOHN |
| Last Name | DRISCOLL |
| Title | DIRECTOR OF LITIGATION |
| Street Address 1 | 245 PARK AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10167 |
| Country | UNITED STATES |
| Phone | 212-278-5491 |
| Email | JOHN.DRISCOLL@SGCIB.COM |

| | |
|---|---|
| First Name | JOHN |
| Last Name | NICHOLAS |
| Street Address 1 | 245 PARK AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10167 |
| Country | UNITED STATES |
| Phone | 2122787720 |
| Email | JOHN.NICHOLAS@SGCIB.COM |



## Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE SECURITIES AND EXCHANGE COMMISSION



# Membership Contact Information

Membership Contact

| | |
|---|---|
| First Name | JOHN |
| Last Name | NICHOLAS |
| Title | SENIOR COMPLIANCE OFFICER |
| Street Address 1 | 245 PARK AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10167 |
| Country | UNITED STATES |
| Phone | 2122787720 |
| Email | JOHN.NICHOLAS@SGCIB.COM |

Accounting Contact

| | |
|---|---|
| First Name | GUILLAUME |
| Last Name | DEPAUW |
| Street Address 1 | 17 COURS VALMY |
| City | PARIS |
| Zip/Postal Code | 92897 |
| Country | FRANCE |
| Phone | +33 1 58 98 22 92 |
| Email | GUILLAUME.DEPAUW@SGCIB.COM |

Arbitration Contact

| | |
|---|---|
| First Name | JOHN |
| Last Name | DRISCOLL |
| Title | DIRECTOR OF LITIGATION |
| Street Address 1 | 245 PARK AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10167 |
| Country | UNITED STATES |
| Phone | 212-278-5491 |
| Email | JOHN.DRISCOLL@SGCIB.COM |

Compliance Contact

| | |
|---|---|
| First Name | JOHN |
| Last Name | NICHOLAS |
| Title | SENIOR COMPLIANCE OFFICER |
| Street Address 1 | 245 PARK AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10167 |
| Country | UNITED STATES |
| Phone | 2122787720 |
| Email | JOHN.NICHOLAS@SGCIB.COM |

Chief Compliance Officer Contact

| | |
|---|---|
| First Name | GREGOIRE |
| Last Name | SIMON BARBOUX |
| Title | CHIEF COMPLIANCE OFFICER |
| Street Address 1 | 17 COURS VALMY |
| City | PARIS |
| Zip/Postal Code | 92987 |
| Country | FRANCE |
| Phone | +33 1 42 13 12 22 |
| Email | GREGOIRE.SIMON-BARBOUX@SOCGEN.COM |



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NFA ID  [ 0244282 ]  [Enter]     SOCIETE GENERALE S A

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